Exhibit 1.01

NGL Energy Partners LP
Conflict Minerals Report

NGL Energy Partners LP (the “Partnership”) is filing this report for the calendar year ended December 31, 2017 in compliance with Rule 13p-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Dodd-Frank Wall Street Reform Act (the “Dodd-Frank Act”), the Securities and Exchange Commission (the “SEC”) issued rules creating reporting requirements for certain companies with respect to their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured or contracted for manufacture by those companies. Under the Dodd-Frank Act, conflict minerals include tin, tungsten, tantalum and gold (together, such minerals are referred to as “3TG”). The conflict minerals rules focus on 3TG originating from the Democratic Republic of Congo and adjoining countries (collectively, “DRC Covered Countries”).

1.	Partnership Overview

The Partnership is a Delaware limited partnership that owns and operates a vertically integrated energy business. The Partnership’s operations include:

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Our crude oil logistics segment purchases crude oil from producers and transports it to refineries or for resale at pipeline injection stations, storage terminals, barge loading facilities, rail facilities, refineries, and other trade hubs, and provides terminaling, trucking, marine and pipeline transportation services through its owned assets.

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Our water solutions segment provides services for the treatment and disposal of wastewater generated from crude oil and natural gas production and for the disposal of solids such as tank bottoms, drilling fluids and drilling muds and performs truck and frac tank washouts. In addition, our water solutions segment sells the recovered hydrocarbons that result from performing these services.

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Our liquids segment supplies natural gas liquids to retailers, wholesalers, refiners, and petrochemical plants throughout the United States and in Canada using its leased underground storage and fleet of leased railcars, markets regionally through its 21 owned terminals throughout the United States, and provides terminaling and storage services at its salt dome storage facility in Utah.

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Our retail propane segment sells propane, distillates, equipment and supplies to end users consisting of residential, agricultural, commercial, and industrial customers and to certain resellers in 30 states and the District of Columbia.

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Our refined products and renewables segment conducts gasoline, diesel, ethanol, and biodiesel marketing operations, purchases refined petroleum and renewable products primarily in the Gulf Coast, Southeast and Midwest regions of the United States and schedules them for delivery at various locations throughout the country.

The Partnership’s business is more fully described in its Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on May 26, 2017, and its subsequent Quarterly Reports on Form 10-Q. The information contained in the Partnership’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

2.	Products Overview

The Partnership primarily provides the services and products described above through each of its businesses. As a non-core part of its retail propane segment, the Partnership manufactures propane delivery trucks and emergency service vehicles (collectively, the “Subject Products”). The Partnership, however, does not manufacture or contract to manufacture products other than the Subject Products in the course of its business. Accordingly, this Conflict Minerals Report relates solely to the Subject Products. Sales of the Subject Products constituted less than 0.01% of the Partnership’s consolidated total revenues of $16.0 billion during the twelve months ended December 31, 2017. On March 30, 2018, the Partnership sold a portion of its retail propane business, which included the business that manufactures the Subject Products.

The Partnership conducted an analysis of the Subject Products manufactured during calendar year 2017 and determined that they likely contained one or more of the 3TG that are necessary to the functionality or production of the Subject Products. Accordingly, the Partnership has concluded that it is subject to the reporting obligations of conflict minerals rules with respect to the Subject Products.

3.	Supply Chain Overview

The supply chain for the Subject Products includes various manufacturers and distributors of component parts. Component parts are manufactured by either the Partnership’s direct suppliers or by their sub-suppliers. The Partnership does not purchase 3TG from smelters or refiners. Accordingly, the supply chain for the Subject Products includes multiple tiers.

4.	Reasonable Country of Origin Inquiry (“RCOI”)

The Partnership has conducted an RCOI in order to try to determine the origin of the 3TG contained in the Subject Products, if any. The Partnership has relied on its direct component suppliers and distributors to provide information and representations to it with respect to the origin of the 3TG contained in the components of the Subject Products. The Partnership has taken the following steps as part of its RCOI:

•	sent letters or emails to its direct component suppliers and distributors of the Subject Products, describing the conflict minerals rules and requesting information and cooperation;

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solicited survey responses from direct component suppliers of components of the Subject Products, using the standard Conflict Minerals Reporting Template (the “Template”) designed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”);

•	solicited responses from distributors of components of the Subject Products to certify whether they are aware if conflict minerals are contained in the Subject Products they distribute;

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reviewed responses that it received from such direct component suppliers and distributors and evaluated the responses for plausibility and completion and subsequently followed up on inconsistent, incomplete or inaccurate responses; and

•	sent additional requests to direct component suppliers and distributors who have not yet responded to the Partnership’s requests for information.

The Partnership’s RCOI included the distribution of the Template to direct component suppliers, as described above. The Template was developed by the EICC and GeSI to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding an entity’s conflict-free policy, engagement with its direct suppliers and a listing of the smelters such company and its suppliers use. In addition, the Template contains questions about the origin of the 3TG included in such entity’s products, as well as its supplier due diligence process. The Partnership believes that the Template is the most appropriate way to exercise due diligence on the source and chain of custody of the 3TG in the Subject Products and to determine whether the 3TG included in the Subject Products came from recycled or scrap sources. The Partnership believes this Template has been and continues to be adopted by many entities in their due diligence processes related to compliance with the conflict minerals rules. The Partnership’s RCOI also included a request of distributors of components of the Subject Products to certify whether they are aware if conflict minerals are contained in the Subject Products they distribute.

As part of the Partnership’s RCOI, it surveyed its known direct component suppliers of the Subject Products, and sent a letter or email and the Template to each of its 18 direct component suppliers. The Partnership has received responses from 12 of those suppliers. Of the responsive suppliers, two suppliers indicated that the 3TG is not necessary to the functionality or production of their components and 10 suppliers indicated that their components contain one or more of the 3TG. The following table summarizes the survey responses from these 10 suppliers:

Survey Response	Number of Suppliers
3TG Did Not Originate in DRC Covered Countries	2
3TG Originated in DRC Covered Countries (1)	4
Unknown if 3TG Originated in DRC Covered Countries	4

(1)
Three suppliers responded that they require their suppliers to be “DRC conflict-free” and one supplier responded that while it does not require its suppliers to be “DRC conflict-free”, it is actively working with its suppliers to gain more information regarding the presence and source of the 3TG in its supply chain.

Also, as part of the Partnership’s RCOI, it included a request to each of its 41 distributors of components of the Subject Products to certify whether they are aware if conflict minerals are contained in the Subject Products they distribute. The Partnership has received responses from 30 of those distributors, of which 29 distributors certified that they are not aware of any conflict minerals contained in the Subject Products they distribute and one distributor indicated that while the components from certain of their suppliers contain one or more of the 3TG originating in the DRC Covered Countries, they do not have sufficient information to determine if the 3TG are “DRC conflict-free”. During the twelve months ended December 31, 2017, the Partnership purchased $1.2 million in parts from these 41 distributors.

The Partnership continued its RCOI process into calendar year 2018 up until March 30, 2018 when the Partnership sold a portion of its retail propane business, which included the business that manufactures the Subject Products. Although the Partnership has conducted a good faith RCOI and due diligence process, the Partnership currently does not have sufficient information from the four suppliers that have not yet determined the origin of the 3TG to determine the country of origin of the 3TG used in the Subject Products or to identify the facilities used to process such 3TG. Therefore, the Partnership cannot exclude the possibility that some of the 3TG contained in the components of the Subject Products manufactured by these four suppliers may have originated in the DRC Covered Countries and are not from recycled or scrap sources. Also, the Partnership currently does not have sufficient information from one supplier known to have 3TG originating in the DRC Covered Countries to determine if the 3TG are “DRC conflict-free”.

5.	Due Diligence Program

Throughout the time that the Partnership owned the business that manufactured the Subject Products, the Partnership continually developed and enhanced its due diligence processes with respect to the Subject Products and undertook due diligence efforts based on the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidelines”). The Partnership designed its due diligence process to conform in all material respects with the OECD Guidelines.

The Partnership’s conflict minerals due diligence process to date includes: the RCOI described above, establishment of a cross-functional team to conduct and review the due diligence process, documentation of the due diligence process to ensure annual compliance, communication and engagement with suppliers and distributors, and review and evaluation of responses from suppliers and distributors, the results of which are reported to senior management, including its Chief Executive Officer.

6.	Identify and Assess Risk in the Supply Chain

The responses the Partnership received from its suppliers during the 2017 due diligence process were more robust than the responses received during the 2016 due diligence process. As a result, the Partnership has been able to better assess the risk that 3TG that are not “DRC conflict-free” may be in the Subject Products (see Section 5 above for further discussion). Based on this information, the risk that the Partnership would have 3TG in the Subject Products that are not “DRC conflict-free” appears to be limited as three suppliers known to have 3TG originating in the DRC Covered Countries in their components responded that they require their suppliers to be “DRC conflict-free”, and one supplier known to have 3TG originating in the DRC Covered Countries in its components responded that while it does not require its suppliers to be “DRC conflict-free”, it is actively working with its suppliers to gain more information regarding the presence and source of the 3TG in its supply chain. For one supplier known to have 3TG originating in the DRC Covered Countries that has not yet determined if its components are “DRC conflict-free” and who does not currently require its suppliers to be “DRC conflict-free”, the Partnership cannot exclude the possibility that some of the 3TG contained in the components of the Subject Products are not “DRC conflict-free”.

7.	Audit of Supply Chain Due Diligence

As permitted by the guidance of the staff of the SEC regarding the conflict minerals rules, the Partnership has not conducted an audit of its supply chain due diligence. The Partnership does not have a direct relationship with 3TG smelters and refiners, nor does the Partnership perform direct audits of the other entities in its supply chain. However, the Partnership expects to rely on various cross-industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

8.	Improvements to 2017 Conflict Minerals Reporting

The Partnership made the following improvements to its 2017 conflict minerals reporting to improve its due diligence process and to gather additional information which will assist the Partnership in determining whether the 3TG that are contained in the Subject Products originate in the DRC Covered Countries and mitigate risks that any such 3TG benefit armed groups in the DRC Covered Countries:

•	developed internal reporting processes by documenting the due diligence process and the steps taken to ensure annual compliance; and

•	maintained a consistent response rate from direct component suppliers and distributors by requesting information earlier in the process.

The responses the Partnership received from its suppliers during the 2017 due diligence process were more robust than the responses received during the 2016 due diligence process. As a result, the Partnership has been able to better assess the risk that 3TG that are not “DRC conflict-free” may be in the Subject Products (see Section 6 above for further discussion).

9.	Continuous Improvement Efforts to Mitigate Risk

The Partnership continued its due diligence process into calendar year 2018, up until March 30, 2018 when the Partnership sold a portion of its retail propane business, which included the business that manufactures the Subject Products. The Partnership undertook the following steps to improve its due diligence process and to gather additional information to assist the Partnership in determining whether the 3TG that are contained in the Subject Products originate in the DRC Covered Countries and mitigate risks that any such 3TG benefit armed groups in the DRC Covered Countries:

•	continue to review and strengthen internal reporting processes;

•	continue to conduct and report annually on supply chain due diligence for the applicable 3TG contained in the Subject Products;

•	seek to increase the response rate from direct component suppliers and distributors; and

•	evaluate processes to validate supplier responses using information collected through independent conflict free smelter validation programs such as the EICC/GeSI Conflict-Free Smelter Program.

Forward-Looking Statements

Certain statements in this Conflict Minerals Report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about the Partnership’s business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may”, “could”, “expect”, “intend”, “plan”, “seek”, “estimate”, “believe”, “predict”, “potential” or “continue”. These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Conflict Minerals Report. Such forward-looking statements speak only as of the date on which they are made and the Partnership does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report. These forward-looking statements should be considered in the light of the information included in this report and our other filings with the SEC, including, without limitation, the risk factors set forth in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q.

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